UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42445

Leishen Energy Holding Co., Ltd.

(Translation of registrant’s name into English)

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of the 2025 Extraordinary General Meeting of Shareholders

On November 27, 2025, Leishen Energy Holding Co., Ltd. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “EGM”) in Beijing, China. The shareholders voted on the following matters:

On November 27, 2025, Leishen Energy Holding Co., Ltd. (the “Company”) held the Extraordinary General Meeting (the “EGM”) at 10:30 A.M. (Beijing time and date) at No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China. On October 17, 2025 (the “Record Date”), the record date for the EGM, there were 17,025,000 of the Company’s Ordinary Shares outstanding and entitled to vote at the EGM. Two items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders.

a. Proposal One	By ordinary resolutions, to approve

The establishment and adoption of the dual class share capital structure (the “Dual Class Share Capital Structure”) by amending the Company’s authorized share capital as follows:

(a)	From: US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each;
(b)	To: US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights and benefits as attributed to them in the Amended and Restated M&A (as defined below);
(c)	By:

(i)	re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively) into class A ordinary shares of a par value of US$0.001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal two below (the “Amended and Restated M&A”);

(ii)	re-designating, on a one-for-one basis, the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, into class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”), each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A;

(iii)	re-designating, on a one-for-one basis, 20,000,000 of the authorized but unissued Ordinary Shares into Class B Ordinary Shares, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(iv)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A

b. Proposal Two	Subject to and conditional upon the approval for Proposal One, by special resolutions, to approve:

In connection with the adoption of the Dual Class Share Capital Structure pursuant to the foregoing Proposal one, it is proposed that the current memorandum and articles of association of the Company be amended and restated to reflect the Dual Class Share Capital Structure, as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll. The form of the Amended and Restated M&A to be adopted pursuant to this Proposal is attached as Exhibit A to this Proxy Statement.

This Proposal is conditional upon Proposal one above being passed at the EGM. If this Proposal is approved but Proposal one is not approved, this Proposal shall have no effect.

The voting results were as follows:

	For	Against	Abstain	Broker Non-Vote
Proposal One	15,506,338	13,497	80	0
Proposal Two	15,558,263	15,487	90	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

Date: December 3, 2025	By:	/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit Number	Description
99.4	Form of amended and restated memorandum and articles of association

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